Exhibit 99.(a)(5)(i)

Investor Relations Contact:	Media Relations Contact:
William Davis	Meredith Payette
312-517-5725	312-517-6216
ir@gogoair.com	pr@gogoair.com

Gogo Inc. Announces Tender Offer for Outstanding 3.75% Convertible Senior Notes Due 2020

Chicago, Ill., April 18, 2019 /PRNewswire — Gogo Inc. (“Gogo” or the “Company”) (NASDAQ: GOGO) today announced a tender offer (the “Tender Offer”) to purchase any and all of its outstanding 3.75% Convertible Senior Notes due 2020 (the “Notes”). As of April 17, 2019, there were $162.0 million aggregate principal amount of the Notes outstanding.

Upon the terms and subject to the conditions set forth in the Company’s Offer to Purchase, dated April 18, 2019 (the “Offer to Purchase”), and the related Letter of Transmittal, the Company is offering to pay, for cash, an amount equal to $1,000 per $1,000 principal amount of Notes purchased, plus accrued and unpaid interest from the last interest payment date on the Notes to, but not including, the date of payment for the Notes accepted in the Tender Offer. The Tender Offer will expire at 11:59 p.m., New York City time, on May 15, 2019, or any other date and time to which the Company extends such Tender Offer (such date and time, as it may be extended, the “Expiration Date”), unless earlier terminated.

The Tender Offer is subject to the satisfaction or waiver of certain conditions, including the consummation of the offering of senior secured notes by Gogo Intermediate Holdings LLC, a direct subsidiary of the Company, and Gogo Finance Co. Inc., an indirect subsidiary of the Company (the “Financing Condition”), launched on April 15, 2019, as such conditions are further described in the Offer to Purchase. The Company expressly reserves the right for any reason, subject to applicable law, to extend, abandon, terminate or amend the Tender Offer. The Tender Offer is not conditioned upon a minimum amount of Notes being tendered and there can be no assurance that the Tender Offer will be subscribed for in any amount.

For Notes that have been validly tendered at or prior to the Expiration Date and that are accepted for purchase pursuant to the Tender Offer, settlement will occur promptly following the Expiration Date, assuming the conditions to the Tender Offer have been either satisfied or waived by the Company (including the Financing Condition) at or prior to the Expiration Date as further described in the Offer to Purchase.

The complete terms and conditions of the Tender Offer are set forth in the Offer to Purchase and related Letter of Transmittal that are being sent to holders of the Notes. Copies of the Offer to Purchase and Letter of Transmittal may be obtained from the Information Agent for the Tender Offer, D.F. King & Co., Inc., by calling (866) 796-1290 (toll-free), (212) 269-5550 (collect) or by email at gogo@dfking.com.

J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC are acting as the Dealer Managers for the Tender Offer. Questions regarding the Tender Offer may be directed to J.P. Morgan Securities LLC at (800) 261-5767 or Morgan Stanley & Co. LLC at (855) 483-0952.

In connection with the issuance of the Notes in 2015 we entered into privately negotiated prepaid forward stock purchase transactions (the “Forward Transactions”) with certain financial institutions (the “Forward Counterparties”) to facilitate privately negotiated derivative transactions, including swaps, between the Forward Counterparties and investors in the Notes relating to shares of our common stock by which Holders of Notes could establish short positions relating to shares of our common stock and otherwise hedge their investment in the Notes. In connection with or following any repurchase of Notes pursuant to the Tender Offer, the Noteholders may unwind their privately negotiated derivative transactions with the Forward Counterparties, who in turn may elect to settle all or a portion of the Forward Transactions in accordance with its terms, which would result in a delivery of the applicable number of shares of our common stock to us earlier than the applicable maturity date. In addition, such Noteholders may enter into and/or unwind other transactions relating to our common stock or the Notes, including the purchase or sale of shares of our common stock, and the Forward Counterparties may enter into and/or unwind various derivative transactions with respect to shares of our common stock and/or by purchasing shares of common stock. In the case of Noteholders that have purchased shares of our common stock to offset the short position relating to shares of our common stock established through derivative transactions with the Forward Counterparties, such Noteholders may sell such shares of our common stock. The effect, if any, of any of these transactions and activities on the market price of our common stock will depend in part on market conditions and cannot be ascertained at this time, but any of these activities could impact the value of our common stock and the Notes.

Important Information Regarding the Tender Offer

This press release is for informational purposes only and is neither an offer to buy nor the solicitation of an offer to sell any and all of the Company’s outstanding 3.75% Convertible Senior Notes due 2020. The Tender Offer will be made solely by the Offer to Purchase, the Letter of Transmittal and related materials, as they may be amended or supplemented. Holders of Notes should read the Company’s Tender Offer statement on Schedule TO filed with the SEC in connection with the Tender Offer, which will include as exhibits the Offer to Purchase, the Letter of Transmittal and related materials, as well as any amendments or supplements to the Schedule TO when they become available, because they will contain important information. Each of these documents will be filed with the SEC, and, when available, holders may obtain them for free from the SEC at its website (www.sec.gov) or from the Company’s information agent in connection with the Tender Offer.

This press release does not set forth all of the terms and conditions of the Tender Offer. Noteholders should carefully read the Offer to Purchase, the Letter of Transmittal and related materials, for a complete description of all terms and conditions before making any decision with respect to the Tender Offer. None of the Company, its board of directors, its officers, the dealer manager, the depositary, the information agent or the trustee with respect to the Notes, or any of their respective affiliates, makes any recommendation that holders tender or refrain from tendering all or any portion of the principal amount of their Notes, and no one has been authorized by any of them to make such a recommendation. Holders must make their own decision as to whether to tender their Notes and, if so, the principal amount of Notes to tender.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “assume,” “believe,” “budget,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “future” or the negative of these terms or comparable terminology. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, the ability of the Company to satisfy the conditions to the settlement of the Tender Offer, including the Financing Condition, general market and economic conditions, changes in law and government regulations and other matters affecting the Company’s business. Forward-looking statements represent the beliefs and assumptions of Gogo only as of the date of this press release and Gogo undertakes no obligation to update or revise publicly any such forward-looking statements, whether as a result of new information, future events or otherwise. As such, Gogo’s future results may vary from any expectations or goals expressed in, or implied by, the forward-looking statements included in this press release, possibly to a material degree. Gogo cannot assure you that the assumptions made in preparing any of the forward-looking statements will prove accurate or that any long-term financial or operational goals and targets will be realized. For a discussion of some of the important factors that could cause Gogo’s results to differ materially from those expressed in, or implied by, the forward-looking statements included in this release, investors should refer to the disclosure contained under the headings “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Gogo’s filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K.

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